May 31, 2007
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Attention:	Kevin Woody Accounting Branch Chief Division of Corporation Finance

Re:	American Financial Realty Trust Form 10-K for the Fiscal Year Ended December 31, 2006 File No. 001-31678
Dear Mr. Woody:
On behalf of American Financial Realty Trust (the “Company”), we are responding to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) contained in your letter to the undersigned dated April 26, 2007 with respect to the Company’s Annual Report on Form 10-K referenced above (the “Form 10-K”).
In response to your letter, set forth below are the Staff’s comments in bold followed by the Company’s responses to the Staff’s comments. We have sent to your attention three courtesy copies of this letter as filed via EDGAR.
FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2006
General
1.	Please tell us whether a significant credit concentration exists related to properties leased to Wachovia Bank. A significant credit concentration would exist if the facilities leased to this tenant represent 20% or more of the Company’s total assets. If so, please include the audited financial statements of these lessees in future filings. Summarized financial information included in the notes to the financial statements of the Company may be presented in lieu of separate audited financial statements if the lessee is a public company currently filing reports with the Commission. Please advise.

Response:

A significant credit concentration does not exist as it relates to properties leased to Wachovia Bank. As of December 31, 2006, the Company’s total assets were approximately $3.6 billion and Wachovia Bank did not lease facilities that represent assets equal to or greater than 20% of this amount, or approximately $721.2 million. Therefore, including audited financial statements of the lessee is not required given the concentration threshold has not been met.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Comparison of the Year Ended December 31, 2006 and 2005, page 45
2.	It appears that in the table here, and throughout your MD&A discussion, you reference “net operating income”. NOI appears to be a non-GAAP measure within the scope of item 10(e) of Regulation S-K. Explain to us how you considered the guidance in item 10(e) of Regulation S-K in preparing your disclosures related to this non-GAAP measure.

Response:

We considered the guidance set forth in item 10(e) of Regulation S-K when we used the term “net operating income.” It is noted that the table on page 45 clearly presents the components that are used to derive net operating income (total revenues less property operating expenses). We believe that this reconciliation provides a reader with the necessary understanding of this non-GAAP measure. Furthermore, the use of the term net operating income throughout our MD&A discussion is preceded with greater prominence by the GAAP components used to calculate this amount.

The use of the non-GAAP measure “net operating income” is customary in the real estate industry. This measure provides benefits that are incremental to simply discussing the individual components of this measure, which individual components are prepared in accordance with GAAP. We believe that this measure is a useful and meaningful supplement to the presentation of net income (loss) presented in accordance with GAAP. We will include a description as to why the Company believes this non-GAAP measure provides useful information to investors in future filings in accordance with item 10(e) of Regulation S-K.
Financial Statements
Consolidated Statements of Operations, page 74
3.	Tell us how you considered the guidance in Rule 5-03 of Regulation S-X in determining that interest income and interest expense should be included as components of operating revenue and operating expense respectively.

Response:

We considered the guidance set forth in Rule 5-03 of Regulation S-X in determining which components to include within operating revenue and expenses. Company reported results are not intended to be presented as “operating results.” Components of revenues are presented individually (rental income, operating expense reimbursements and interest and other income) and then subtotaled. The same approach is taken for expenses; individual components (including interest expense)

are detailed and then subtotaled. The net result after subtracting total expense from total revenues is loss before net gain on sale of land, equity in loss from joint venture, net loss on investments, minority interest and discontinued operations.

The Company does not refer to the terminology “operating revenue” or “operating expense” in the Form 10-K. It should be noted that this format has been consistently applied in all previous SEC filings, including our initial Form S-11 Registration Statement.
(4) Indebtedness
(c) Convertible Senior Notes, page 93
4.	We note your disclosure that the conversion price on your convertible notes is subject to adjustment based on cash dividends or cash distributions, among other events. Additionally, we note that the Company has entered into a Second Supplemental Indenture pursuant to which it has irrevocably elected to satisfy the conversion obligation related to the notes payable in cash. Explain to us how you have considered the guidance in SFAS 133 and EITF 00-19 in determining that you are not required to bifurcate the conversion feature from the host instrument and account for it as a derivative.

Response:

The requirement to adjust the conversion price of the convertible notes is triggered by (A) the payment of dividends that exceed a certain threshold amount, in which case a formula that takes into account such excess amount is applied to lower the conversion price, and (B) other events generally relating to the capitalization of the Company as described in the Indenture; all of these events are generally within the Company’s control. As part of our ongoing evaluation of this instrument in accordance with SFAS 133 and EITF 00-19, the Company has determined it has a sufficient number of authorized and unissued shares available to settle the contract after considering all other commitments that may require the issuance of shares during the maximum period the contract could remain outstanding. Additionally, the Company’s Board of Trustees has the ability to increase the total number of common shares authorized under the Company’s Declaration of Trust without shareholder approval.

As a point of clarification, the Second Supplemental Indenture was entered into by the Company in order to require the settlement of only the par value (principal amount) of the notes in cash. The Company has the option to settle any conversion spread premium with its shares or with cash. (i.e. an Instrument C Security as contemplated in EITF 00-19).

We initially evaluated, and continue to evaluate, the conversion feature in accordance with SFAS 133 and EITF 00-19 and have determined that the Company’s conversion feature does not need to be separated since: (i) it is indexed to its shares (specifically, the notes are convertible when the Company’s share price is 120% of the Conversion

Price (as defined) for a specified period), and (ii) it would be classified in equity under EITF 00-19 as (a) the Company has the choice of net-cash settlement or settlement in its own shares for the conversion spread premium and (b) all the criteria in paragraphs 12-32 of EITF 00-19 have been evaluated and were met.
(15) Commitments and Contingencies, page 104
5.	We note your disclosure that the Company has entered into certain agreements whereby the Company assumes the obligation under lease agreements from financial institutions related to surplus bank branches. Additionally, we note that the Company receives an amount equal to 25% to 35% of the future rental payments due under the leasehold interest acquired as consideration for entering into these agreements. Explain to us how the Company accounts for the 25% to 35% of future rental payments received under these arrangements. Please cite any relevant accounting literature in your response.

Response:

The Company accounts for the receipt of payments related to the value of a percentage of future rental payments by deferring such payments and amortizing the amount ratably over the life of the respective leasehold obligation as an offset to rent expense, which is included within property operating expenses within our consolidated income statement. Per FASB Technical Bulletin 88-1, paragraph 7, “payments made to or on behalf of the lessee represent incentives that should be considered reductions of rental expense by the lessee...incentives should be recognized on a straight-line basis over the term of the new lease.”
*     *     *     *
Additionally, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in its Commission filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions, please feel free to contact me at 215.887.2280.
Very truly yours,
/s/ Harold W. Pote
Harold W. Pote
President and Chief Executive Officer